EXHIBIT 12.1

Hecla Mining Company

Fixed Charge and Preferred Dividend Coverage Ratio Calculation

For the Years Ended December 31, 2014, 2013, 2012, 2011 and 2010

	Year Ended December 31,
	2014	2013	2012	2011	2010
Net income (loss) before income taxes	$12,584	$(34,925)	$23,833	$233,142	$(74,549)
Fixed charges:
Interest portion of rentals	1,189	1,592	1,044	1,014	695
Total interest costs	38,528	28,174	2,427	2,875	2,211
Total fixed charges	39,717	29,766	3,471	3,889	2,906
Total earnings (loss)	$52,301	$(5,159)	$27,304	$237,031	$(71,643)
Preferred stock dividend requirements	$552	$552	$552	$522	$13,633
Ratio of pre-tax income (loss) to net income (loss)	$0.71	$0.72	$1.59	$1.54	$(1.52)
Preferred stock dividend factor	$552	$552	$878	$850	$13,633
Ratio of earnings to fixed charges	1.3	(na)	7.9	60.9	(na)
Ratio of earnings to fixed charges and preferred dividends	1.3	(na)	6.3	50.0	(na)
Coverage deficit:
On fixed charges	$—	$34,925	$—	$—	$74,549
On fixed charges and preferred dividends	—	35,477	—	—	88,182